EXHIBIT 99.1


03/CAT/27

Page 1 of 2

FOR IMMEDIATE RELEASE

15.00 BST, 10.00 EST 14 October 2003


For further information contact:
Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
-----------------------------           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Rachel Lankester
Rowena Gardner, Director of
Corporate Communications

                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext 15 (investors)


CAMBRIDGE ANTIBODY TECHNOLOGY RECEIVES FIRST PAYMENT OF
HUMIRA(R) ROYALTIES FROM ABBOTT LABORATORIES


Cambridge, UK ... Cambridge Antibody Technology (LSE:CAT; NASDAQ:CATG) today announces that it has received the first payment of royalties on sales of HUMIRA(R) from Abbott Laboratories. The payment represents Abbott's calculation of the royalties due to CAT on HUMIRA sales in the six month period ended 30 June 2003.


In March 2003 CAT announced that it was in potential dispute with Abbott over the level of royalties payable in respect of HUMIRA. This related to the applicability of certain royalty offset provisions in the licence agreement, dated 1 April 1995, between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft (subsequently acquired by Abbott Laboratories).


In making this payment to CAT, Abbott has sought to offset royalties payable to other licensors against the payment to CAT and has paid royalties at the


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minimum level described in the licence agreement. CAT strongly believes
Abbott's interpretation of the agreement is incorrect. CAT is seeking an outcome consistent with its position.


CAT and Abbott have now commenced a formal dispute resolution procedure. A further announcement will be made when appropriate.


-ENDS-



Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.
o Eight further CAT-derived human therapeutic antibodies are at various stages of clinical trials. There are five candidate therapeutic antibodies in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amgen, Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.


Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.